FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 29th, 2021

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Signs $300M Loan Agreement with New Development Bank to Develop Network and Cloud Infrastructure

January 29, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company” – NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, together with the New Development Bank (NDB) set up by the BRICS group of countries, announce the signing of a $300 m credit agreement (“the Agreement”) for digital infrastructure development. The MTS initiative is the first project of its kind to be funded by the NDB.

The Agreement provides for a credit line to be extended to MTS for 7 years that can be drawn down in either U.S. dollars, euros, or Chinese yuan. MTS intends to use the raised funds in further developing the company’s digital infrastructure, in particular including by expanding mobile network coverage in rural areas as well as investing in cloud computing capabilities.

MTS President & CEO Alexey Kornya commented: “MTS is actively working together with international organizations on sustainability projects aimed at improving people’s lives. This agreement with the NDB is a major milestone in advancing vitally important infrastructure projects. The funds secured under this special-purpose loan will help us expand connectivity in rural towns and remote regions, improving access to digital services for both residents and businesses.”

Mr. Marcos Troyjo, President of the NDB, commented: “We are committed to the development of tech-intensive infrastructure in our member countries. Expanding the non-sovereign portfolio, complexity and outreach of operations are priorities for us. Our new loan agreement is the first digital infrastructure project supported by the NDB, and it represents a new stage in the diversification of its operations.”

About the New Development Bank

The NDB was established by Brazil, Russia, India, China, and South Africa to mobilize resources for infrastructure and sustainable development projects in BRICS and other emerging economies and developing countries, complementing the existing efforts of multilateral and regional financial institutions for global growth and development. According to the NDB’s General Strategy, sustainable infrastructure development is at the core of the Bank’s operational strategy for 2017-2021. The NDB received AA+ long-term issuer credit ratings from S&P and Fitch and AAA foreign currency long-term issuer rating from Japan Credit Rating Agency (JCR) and Analytical Credit Rating Agency (ACRA).

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: January 29th, 2021